

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

Via E-mail
A. Brian Davis
Chief Financial Officer
Tengion, Inc.
3929 Westpoint Boulevard, Suite G
Winston-Salem, NC 27103

> **Re:** **Tengion, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 26, 2013**
> **File No. 333-190196**

Dear Mr. Davis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the sale of 129,964,189 shares of common stock by various selling stockholders. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

   If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under rule 415(a)(1)(i). In your analysis, please refer to Securities Act Compliance and Disclosure Interpretation Question 612.09 and address the following among any other relevant factors:

- the number of selling stockholders and the percentage of the overall offering made by each stockholder;

- the date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

- the relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

- any relationships among the selling stockholders;

- the dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments;

- any discount at which the stockholders will purchase the common stock underlying the convertible notes or warrants upon conversion or exercise; and

- whether or not any of the selling stockholders is in the business of buying and selling securities.

2. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with the registration statement.

Plan of Distribution, page 104

3. We note your disclosure that the selling stockholders may sell securities short and deliver securities to close out their short positions. Please specifically disclose whether, based on information obtained from the selling stockholders, any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, disclose the following additional information:

- the date on which each such selling stockholder entered into that short position; and

- the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g. before or after the announcement of the convertible note transaction ,before the filing or after the filing of the registration statement, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
Marc A. Rubenstein, Esq.
Ropes & Gray LLP